================================================================================
1999 Annual Report
--------------------------------------------------------------------------------

Table of Contents

Letter to Stockholders.................................................  1

Independent Auditor's Report...........................................  2

Consolidated Balance Sheets............................................  3

Consolidated Statements of Operations..................................  4

Consolidated Statements of Stockholders' Equity........................  5

Consolidated Statements of Cash Flows..................................  6

Notes to Consolidated Financial Statements.............................  7

Management's Discussion and Analysis................................... 24

Board of Directors and Officers........................................ 40

Stockholder Information................................................ 41

[CNB HOLDINGS, INC. LOGO]


February 28, 2000


CNB Holdings, Inc.
Shareholders

Dear Shareholder:


You are cordially invited to attend the annual shareholders meeting of CNB Holdings, Inc., to be held Thursday, April 13, 2000 at 10:00 a.m., local time at Community National Bank's training facilities, 900 Memorial Drive, Pulaski, Virginia. You will be asked to consider and vote on the nominees for election as directors to serve until 2003. Additionally we will review the results of 1999 and the future growth plans for CNB Holdings, Inc., and Community National Bank along with other business as may properly come before the meeting.

Community National Bank and CNB Holdings, Inc., successfully navigated the issues of Y2K bringing the bank and its clients into the new millennium prepared to increase owner equity and profitability.

Community National Bank, its management and board of directors are committed to achieving the highest level of growth while maintaining profitability. The company is positioned to move forward effectively in both of these areas.

The board of directors join me in thanking you for your continued support over the years and we look forward to continued growth in the value of our investment.



Hiawatha Nicely, Jr.

/s/ Hiawatha Nicely, Jr.

Chairman, President, and CEO

CNB

900 Memorial Drive o Post Office Box 1060 o Pulaski, Virginia 24301 o (540) 994-0831

             202 N. Washington Avenue    o    Pulaski, Virginia 24301


                         Independent Auditor's Report


Board of Directors and Stockholders
CNB Holdings, Inc.
Pulaski, Virginia

We have audited the consolidated balance sheets of CNB Holdings, Inc. and subsidiary (Community National Bank) as of December 31, 1999 and 1998 and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1999. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of CNB Holdings, Inc. and subsidiary as of December 31, 1999 and 1998, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1999, in conformity with generally accepted accounting principles.



Pulaski, Virginia
January 7, 2000

================================================================================
Consolidated Balance Sheets
December 31, 1999 and 1998
--------------------------------------------------------------------------------

                                                            1999          1998
                                                        -----------   -----------
Assets
  Cash and due from banks                               $ 2,896,627   $ 2,925,106
  Federal funds sold                                        760,000       495,000
  Investment securities available for sale               14,188,398    16,427,685
  Loans, net of allowance for loan losses
    of $321,574 in 1999 and $372,574 in 1998             31,570,674    31,108,102
  Property and equipment, net                             1,994,281     1,952,346
  Accrued income                                            307,451       425,640
  Other assets                                               60,900        94,836
                                                        -----------   -----------
          Total assets                                  $51,778,331   $53,428,715
                                                        ===========   ===========

Liabilities
  Demand deposits                                       $ 6,300,356   $ 7,107,894
  Interest-bearing demand deposits                       13,130,924    10,723,459
  Savings deposits                                        6,805,463     6,629,166
  Large denomination time deposits                        4,041,584     4,456,768
  Other time deposits                                    15,491,406    17,200,180
                                                        -----------   -----------
          Total deposits                                 45,769,733    46,117,467

  Federal funds purchased                                         -       851,000
  Other borrowed funds                                      126,570       132,590
  Accrued interest payable                                   61,095        72,786
  Other liabilities                                          27,954        15,140
                                                        -----------   -----------
          Total liabilities                              45,985,352    47,188,983
                                                        -----------   -----------

  Commitments and contingencies

Stockholders' equity:
  Preferred stock, $1 par value; 1,000,000 shares
    authorized; none outstanding                                  -             -
  Common stock, $5 par value; 10,000,000 shares
    authorized; 926,399 shares outstanding
    in 1999 and 1998                                      4,631,995     4,631,995
  Surplus                                                 2,803,782     2,803,782
  Retained deficit                                       (1,156,366)   (1,185,804)
  Unrealized depreciation on investment
    securities available for sale                          (486,432)      (10,241)
                                                        -----------   -----------
          Total stockholders' equity                      5,792,979     6,239,732
                                                        -----------   -----------
          Total liabilities and stockholders' equity    $51,778,331   $53,428,715
                                                        ===========   ===========

See Notes to Consolidated Financial Statements

================================================================================
Consolidated Statements of Operations
Years ended December 31, 1999, 1998 and 1997
--------------------------------------------------------------------------------


                                                             1999         1998        1997
                                                          -----------  ----------  -----------
Interest income:
    Loans and fees on loans                               $2,759,294   $2,322,271  $1,668,116
    Federal funds sold                                        57,161      218,361      40,131
    Taxable investment securities                            831,176      800,268     745,596
                                                          ----------   ----------  ----------
          Total interest income                            3,647,631    3,340,900   2,453,843
                                                          ----------   ----------  ----------

Interest expense:
  Deposits                                                 1,812,721    1,809,944   1,353,521
  Federal funds purchased                                     11,059          120      17,166
  Other borrowed funds                                         7,363        3,467           -
                                                          ----------   ----------  ----------
          Total interest expense                           1,831,143    1,813,531   1,370,687
                                                          ----------   ----------  ----------
          Net interest income                              1,816,488    1,527,369   1,083,156

Provision for loan losses                                    173,292      165,551     185,943
                                                          ----------   ----------  ----------
          Net interest income after provision
            for loan losses                                1,643,196    1,361,818     897,213
                                                          ----------   ----------  ----------

Noninterest income:
    Service charges on deposit accounts                      172,063      169,108     112,405
    Net realized gains (losses) on sales of securities          (950)           -       2,662
    Other income                                              94,057      105,649      37,532
                                                          ----------   ----------  ----------
          Total noninterest income                           265,170      274,757     152,599
                                                          ----------   ----------  ----------

Noninterest expense:
    Salaries and employee benefits                           793,405      748,068     584,633
    Occupancy expense                                        139,366      120,536      79,983
    Equipment expense                                        113,165      123,607      92,028
    Other expense                                            832,992      620,195     540,418
                                                          ----------   ----------  ----------
          Total noninterest expense                        1,878,928    1,612,406   1,297,062
                                                          ----------   ----------  ----------

          Net income (loss)                               $   29,438   $   24,169  $ (247,250)
                                                          ==========   ==========  ==========

Basic earnings per share                                  $      .03   $      .03  $     (.45)
                                                          ==========   ==========  ==========
Diluted earnings per share                                $      .03   $      .03  $     (.45)
                                                          ==========   ==========  ==========
Weighted average shares outstanding                          926,399      892,786     546,453
                                                          ==========   ==========  ==========

See Notes to Consolidated Financial Statements

================================================================================

Consolidated Statements of Stockholders' Equity
Years ended December 31, 1999, 1998 and 1997
--------------------------------------------------------------------------------

                                                                                            Accumulated
                                                                             Retained          Other
                                        Common Stock                         Earnings      Comprehensive
                                  -------------------------
                                     Shares        Amount      Surplus       (Deficit)     Income (Loss)    Total
                                  ------------   ----------   ----------   -------------   ------------   ----------
December 31, 1996                      437,225   $2,186,125   $2,156,782   $    (962,723)  $    (56,663)  $3,323,521

Comprehensive income
Net loss                                     -            -            -        (247,250)             -     (247,250)
Net change in unrealized
 depreciation on investment
 securities available for sale               -            -            -               -         38,174       38,174
Reclassification adjustment                                                                      (2,662)      (2,662)
                                                                                                          ----------
Total comprehensive income                                                                                  (211,738)

Stock dividend                         109,306      546,530     (546,530)              -              -            -
Redemption of fractional
 shares                                   (132)        (660)        (504)              -              -       (1,164)
                                  ------------   ----------   ----------   -------------   ------------   ----------
December 31, 1997                      546,399    2,731,995    1,609,748      (1,209,973)       (21,151)   3,110,619

Comprehensive income
Net income                                   -            -            -          24,169              -       24,169
Net change in unrealized
 depreciation on investment
 securities available for sale               -            -            -               -         10,910       10,910
                                                                                                          ----------
Total comprehensive income                                                                                    35,079

Proceeds from sale of
 common stock                          380,000    1,900,000    1,520,000               -              -    3,420,000
Costs related to sale of
 common stock                                -            -     (325,966)              -              -     (325,966)
                                  ------------   ----------   ----------   -------------   ------------   ----------
December 31, 1998                      926,399    4,631,995    2,803,782      (1,185,804)       (10,241)   6,239,732

Comprehensive income
Net income                                   -            -            -          29,438              -       29,438
Net change in unrealized
 depreciation on investment
 securities available for sale               -            -            -               -       (476,191)    (476,191)
                                                                                                          ----------
Total comprehensive income                                                                                  (446,753)
                                  ------------   ----------   ----------   -------------   ------------   ----------
December 31, 1999                      926,399   $4,631,995   $2,803,782   $  (1,156,366)  $   (486,432)  $5,792,979
                                  ============   ==========   ==========   =============   ============   ==========


See Notes to Consolidated Financial Statements
================================================================================

Consolidated Statements of Cash Flows

Years ended December 31, 1999, 1998 and 1997
--------------------------------------------------------------------------------

                                                                              1999           1998           1997
                                                                         --------------- -------------  --------------
Cash flows from operating activities:
  Net income (loss                                                       $     29,438    $    24,169    $    (247,250)
  Adjustments to reconcile net income (loss)
    to net cash used by operations:
     Loss on disposal of equipment                                                  -          9,966                -
     Depreciation and amortization                                            144,458        141,789          105,660
     Provision for loan losses                                                173,292        165,551          185,943
     Net realized (gains) losses on securities                                    950              -           (2,662)
     Accretion of discount on securities, net                                  29,146         20,964          (44,809)
     Changes in assets and liabilities:
       Accrued income                                                         118,189       (184,322)          20,230
       Other assets                                                            15,218         51,904          (19,739)
       Accrued interest payable                                               (11,691)        17,338           18,836
       Other liabilities                                                       12,814         (7,971)           6,623
                                                                         ------------    -----------    -------------
          Net cash flows from operating activities                            511,814        239,388           22,832
                                                                         ------------    -----------    -------------

Cash flows from investing activities:
  Net (increase) decrease in federal funds sold                              (265,000)       526,000         (619,000)
  Purchases of investment securities                                      (18,224,787)   (29,693,672)     (16,010,481)
  Sales of available for sale securities                                    4,495,138              -        4,276,997
  Maturities of investment securities                                      15,462,649     24,992,670       11,392,494
  Net increase in loans                                                      (635,864)    (8,878,426)      (9,916,792)
  Purchases of property and equipment                                        (167,675)      (220,365)        (528,763)
                                                                         ------------    -----------    -------------
          Net cash provided by (used in) investing activities                 664,461    (13,273,793)     (11,405,545)
                                                                         ------------    -----------    -------------

Cash flows from financing activities:
  Net increase in demand, NOW, and savings deposits                         1,776,224      5,916,535       5,309,304
  Net increase (decrease) in time deposits                                 (2,123,958)     3,607,044       7,243,882
  Net increase in federal funds purchased                                    (851,000)       851,000               -
  Proceeds from borrowed funds                                                      -        135,000               -
  Repayment of borrowed funds                                                  (6,020)        (2,410)              -
  Issuance of common stock                                                          -      3,420,000               -
  Stock issuance costs                                                              -       (258,498)        (67,468)
  Redemption of fractional shares                                                   -              -          (1,164)
                                                                         ------------   ------------    ------------
          Net cash provided by (used in) financing activities              (1,204,754)    13,668,671      12,484,554
                                                                         ------------   ------------    ------------
          Net increase (decrease) in cash and cash equivalents                (28,479)       634,266       1,101,841

Cash and cash equivalents, beginning                                        2,925,106      2,290,840       1,188,999
                                                                         ------------   ------------    ------------
Cash and cash equivalents, ending                                        $  2,896,627   $  2,925,106    $  2,290,840
                                                                         ============   ============    ============

Supplemental disclosure of cash flow information:
  Interest paid                                                          $  1,842,834   $  1,796,193    $  1,351,851
                                                                         ============   ============    ============
  Income taxes paid                                                      $          -   $          -    $          -
                                                                         ============   ============    ============

Supplemental disclosure of noncash investing activities:
  Other real estate acquired in settlement of loans                      $          -   $          -    $     58,487
                                                                         ============   ============    ============

See Notes to Consolidated Financial Statements

================================================================================
Notes to Consolidated Financial Statements

--------------------------------------------------------------------------------

Note 1.   Organization and Summary of Significant Accounting Policies

Organization

CNB Holdings, Inc. (the Company) is a bank holding company incorporated under the laws of Virginia on April 29, 1993. On August 29, 1994, the Company's wholly owned subsidiary, Community National Bank (the Bank), was chartered under the laws of the United States and the Bank opened for business in Pulaski, Virginia. As an FDIC insured National Banking Association, the Bank operates two banking offices and is subject to regulation by the Comptroller of the Currency. The Company is regulated by the Federal Reserve.

The accounting and reporting policies of the Company and the Bank follow generally accepted accounting principles and general practices within the financial services industry. Following is a summary of the more significant policies.

Principles of consolidation

The consolidated financial statements include the accounts of the Company and the Bank. All significant intercompany transactions and balances have been eliminated in consolidation.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Material estimates that are particularly susceptible to significant change relate to the determination of the allowance for loan losses. In connection with the determination of the allowance for loan losses, management obtains independent appraisals for significant properties.

Substantially all of the Bank's loan portfolio consists of loans in the New River Valley area of Southwest Virginia. Accordingly, the ultimate collectibility of a substantial portion of the Bank's loan portfolio and the recovery of a substantial portion of the carrying amount of foreclosed real estate are susceptible to changes in local market conditions. The regional economy is diverse, but influenced to an extent by the manufacturing segment.

While management uses available information to recognize loan and foreclosed real estate losses, future additions to the allowances may be necessary based on changes in local economic conditions. In addition, regulatory agencies, as a part of their routine examination process, periodically review the Bank's allowances for loan and foreclosed real estate losses. Such agencies may require the Bank to recognize additions to the allowances based on their judgments about information available to them at the time of their examinations. Because of these factors, it is reasonably possible that the allowances for loan and foreclosed real estate losses may change materially in the near term.

Cash and cash equivalents

For purposes presenting in the consolidated statement of cash flows, cash and cash equivalents are defined as those amounts included in the balance sheet caption "cash and due from banks".

Trading securities

The Bank does not hold securities for short-term resale and therefore does not maintain a trading securities portfolio.

================================================================================
Notes to Consolidated Financial Statements

--------------------------------------------------------------------------------

Note 1.   Organization and Summary of Significant Accounting Policies, continued

Securities held to maturity

Bonds, notes and debentures for which the Bank has the positive intent and ability to hold to maturity are reported at cost, adjusted for premiums and discounts that are recognized in interest income using the interest method over the period to maturity or to call dates. Currently the Bank has no securities held to maturity.

Securities available for sale

Available-for-sale securities are reported at fair value and consist of bonds, notes, debentures, and certain equity securities not classified as trading securities or as held-to-maturity securities.

Unrealized holding gains and losses on available-for-sale securities are reported as a net amount in a separate component of stockholders' equity. Realized gains and losses on the sale of available-for-sale securities are determined using the specific-identification method. Premiums and discounts are recognized in interest income using the interest method over the period to maturity or to call dates.

Declines in the fair value of individual held-to-maturity and available-for-sale securities below cost that are other than temporary are reflected as write-downs of the individual securities to fair value. Related write-downs are included in earnings as realized losses.

Loans receivable and allowance for loan losses

Loans are reported at their outstanding balance principal reduced by an allowance for loan losses and adjusted for net unamortized origination fees and costs.

Loan origination fees and certain direct origination costs are capitalized and recognized as an adjustment of the yield of the related loan. Discounts and premiums on any purchased residential real estate loans are amortized to income using the interest method over the remaining period to contractual maturity, adjusted for anticipated prepayments. Discounts and premiums on any purchased consumer loans are recognized over the expected lives of the loans using methods that approximate the interest method.

Interest is accrued and credited to income based on the principal amount outstanding. The accrual of interest on impaired loans is discontinued when, in management's opinion, the borrower may be unable to meet payments as they become due. When interest accrual is discontinued, all unpaid accrued interest is reversed. Interest income is subsequently recognized only to the extent cash payments are received.

The allowance for loan losses is increased by charges to income and decreased by charge-offs, net of recoveries. Management's periodic evaluation of the adequacy of the allowance is based on the Bank's past loan loss experience, known and inherent risks in the portfolio, adverse situations that may affect the borrower's ability to repay, the estimated value of any underlying collateral, and current economic conditions.

Property and equipment

Land is carried at cost. Bank premises, furniture and equipment are carried at cost, less accumulated depreciation computed by the straight-line method over the following estimated useful lives:

                                             Years
                                             -----
     Buildings and land improvements        20 to 40
     Furniture and equipment                 5 to 10

================================================================================
Notes to Consolidated Financial Statements

--------------------------------------------------------------------------------

Note 1.   Organization and Summary of Significant Accounting Policies, continued

Foreclosed properties

Real estate properties acquired through or in lieu of, loan foreclosure are to be sold and are initially recorded at fair value less anticipated cost to sell at the date of foreclosure establishing a new cost basis. After foreclosure, valuations are periodically performed by management and the real estate is carried at the lower of carrying amount or fair value less cost to sell. Revenue and expenses from operations and changes in the valuation allowance are included in loss on foreclosed real estate. The historical average holding period for such properties is less than 12 months.

Stock-based compensation

The Company accounts for its stock-based compensation plans using the accounting prescribed by Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees. The Company is not required to adopt the fair value based recognition provisions prescribed under SFAS No. 123, Accounting for Stock-Based Compensation (issued in October 1995), but complies with the disclosure requirements set forth in the Statement, which include disclosing pro forma net income as if the fair value based method of accounting has been applied.

Income taxes

Provision for income tax is based on amounts reported in the statements of operations (after exclusion for non-taxable income and non-deductible expenses) and consists of taxes currently due plus deferred taxes on temporary differences in the recognition of income and expense for tax and financial statement purposes. Deferred tax assets and liabilities are included in the financial statements at currently enacted income tax rates applicable to the period in which the deferred tax assets and liabilities are expected to be realized or settled. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes. Deferred tax assets, net of a valuation allowance if deemed appropriate, are recognized for operating losses that are available to offset future taxable income.

Earnings per share

Basic earnings per share is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding during the period, after giving retroactive effect to stock splits and dividends.

The computation of diluted earnings per share is similar to the computation of basic earnings per share except that the denominator is increased to include the number of additional common shares that would have been outstanding if potential dilutive common shares had been issued. The numerator is adjusted for any changes in income or loss that would result from the assumed conversion of those potential common shares.

Business segments

The Company reports its activities as a single business segment. In determining the appropriateness of segment definition, the Company considers components of the business about which financial information is available and regularly evaluated relative to resource allocation and performance assessment.

Comprehensive income

Annual comprehensive income reflects the change in the Company's equity during the year arising from transactions and events other than investments by and distributions to stockholders. It consists of net income plus certain other changes in assets and liabilities that are reported as separate components of stockholders' equity rather than as income or expense.

================================================================================
Notes to Consolidated Financial Statements

--------------------------------------------------------------------------------

Note 1.   Organization and Summary of Significant Accounting Policies, continued

Financial instruments

Any derivative financial instruments held or issued by the Bank are held or issued for purposes other than trading.

In the ordinary course of business the Bank has entered into off-balance-sheet financial instruments consisting of commitments to extend credit and commercial standby letters of credit. Such financial instruments are recorded in the financial statements when they are funded or related fees are incurred or received. The Bank does not utilize interest-rate exchange agreements or interest rate futures contracts.

Fair value of financial instruments

Statement of Financial Accounting Standards No. 107, Disclosures about Fair Value of Financial Instruments, requires disclosure of fair value information about financial instruments, whether or not recognized in the balance sheet. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the instruments. Statement No. 107 excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Company. The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

Cash and cash equivalents: The carrying amounts reported in the balance sheet for cash and cash equivalents approximate those assets' fair values.

Available-for-sale and held-to-maturity securities: Fair values for securities, excluding restricted equity securities, are based on quoted market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments. The carrying values of restricted equity securities approximate fair values.

Loans receivable: For variable-rate loans that reprice frequently and with no significant change in credit risk, fair values are based on carrying amounts. The fair values for other loans are estimated using discounted cash flow analysis, based on interest rates currently being offered for loans with similar terms to borrowers of similar credit quality. Loan fair value estimates include judgments regarding future expected loss experience and risk characteristics. Fair values for impaired loans are estimated using discounted cash flow analysis or underlying collateral values, where applicable. The carrying amount of accrued interest receivable approximates its fair value.

Deposit liabilities: The fair values disclosed for demand and savings deposits are, by definition, equal to the amount payable on demand at the reporting date. The fair values for certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates to a schedule of aggregated contractual maturities on such time deposits. The carrying amount of accrued interest payable approximates fair value.

Short-term debt: The carrying amounts of short-term debt funds approximate their fair values.

Long-term debt: The fair values of the Company's long-term debt are estimated using discounted cash flow analysis based on the Company's current incremental borrowing rates for similar types of borrowings.

================================================================================
Notes to Consolidated Financial Statements

--------------------------------------------------------------------------------

Note 1.   Organization and Summary of Significant Accounting Policies, continued

Other liabilities: For fixed-rate loan commitments, fair value considers the difference between current levels of interest rates and the committed rates. The carrying amount of other liabilities approximates fair value.

Impacts of New Accounting Pronouncements

In June 1998, the Financial Accounting Standards Board issued Statement No. 133, Accounting for Derivative Instruments and Hedging Activities. This Statement (effective for fiscal quarters beginning after June 15, 2000) establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, (collectively referred to as derivatives) and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. While the Company has not completed its analysis of all impacts of Statement No. 133, Management does not believe that implementation of the Statement will be material to the financial statements.

Reclassification

Certain reclassifications have been made to the prior years' financial statements to place them on a comparable basis with the current presentation. Net income (loss) and stockholders' equity previously reported were not affected by these reclassifications.

Note 2.   Restricted Cash

To comply with banking regulations, the Bank is required to maintain certain average cash reserve balances. The daily average cash reserve requirement was approximately $323,000 and $416,000 for the periods including December 31, 1999 and 1998, respectively.

Note 3.  Securities

Debt and equity securities have been classified in the consolidated balance sheets according to management's intent. The carrying amount of securities and their approximate fair values (all available for sale) at December 31, follow:

                                             Amortized   Unrealized  Unrealized     Fair
                                               Cost        Gains       Losses       Value
                                            -----------  ----------  ----------  -----------
1999
 U. S. Treasury securities                  $    97,666     $     -    $      -  $    97,666
 U. S. Government agency securities          11,931,756           -     417,843   11,513,913
 State and local government securities          199,732           -         626      199,106
 Mortgage-backed securities                   2,127,226         696      68,659    2,059,263
 Restricted equity securities                   318,450           -           -      318,450
                                            -----------     -------    --------  -----------
                                            $14,674,830     $   696    $487,128  $14,188,398
                                            ===========     =======    ========  ===========

1998
 U. S. Treasury securities                  $   696,433     $ 3,510    $      -  $   699,943
 U. S. Government agency securities          14,061,220      28,654      36,294   14,053,580
 State and local government securities          198,846       1,730           -      200,576
 Mortgage-backed securities                   1,320,977           -       7,841    1,313,136
 Restricted equity securities                   160,450           -           -      160,450
                                            -----------     -------    --------  -----------
                                            $16,437,926     $33,894    $ 44,135  $16,427,685
                                            ===========     =======    ========  ===========

================================================================================
Notes to Consolidated Financial Statements

--------------------------------------------------------------------------------

Note 3.  Securities, continued

Investment securities with amortized costs of $7,740,746 and $13,004,764 and market values of $7,405,204 and $13,004,862 at December 31, 1999 and 1998,
respectively, were pledged as collateral on public deposits or for other banking purposes.

Gross realized gains and losses for the years ended December 31, 1999, 1998 and 1997 are as follows:

                                   1999          1998            1997
                                 --------      --------        --------
Realized gains                   $   490        $     -        $ 8,593
Realized losses                   (1,440)             -         (5,931)
                                 -------        -------        -------
                                    (950)       $     -        $ 2,662
                                 =======        =======        =======

The amortized cost and approximate market value at December 31, 1999 of investment securities by scheduled maturity are shown below.

                                                         Available for Sale
                                                     --------------------------
                                                      Amortized        Fair
                                                         Cost         Value
                                                     ------------  ------------
Due in one year or less                              $ 4,952,724   $ 4,946,606
Due in one year through five years                     1,002,855       982,263
Due after five years                                   8,400,801     7,941,079
Restricted equity securities                             318,450       318,450
                                                     -----------   -----------
                                                     $14,674,830   $14,188,398
                                                     ===========   ===========

Note 4.  Loans Receivable

The major components of loans in the consolidated balance sheets at December 31, 1999 and 1998 are as follows:

                                                         1999          1998
                                                     -----------   -----------
Commercial                                           $12,562,064   $13,557,653
Real estate:
 Construction and land development                       567,520       732,493
 Farmland                                                 76,300        50,974
 Residential, 1-4 families                            13,581,963    12,006,354
 Residential, multifamily                                      -             -
 Nonfarm, nonresidential                                 627,614       253,900
Agricultural                                              73,573       105,323
Consumer:
 Credit cards and other revolving credit                 458,225       458,541
 Other consumer                                        3,969,530     4,229,703
States and political subdivisions                         69,409       170,556
Other                                                      5,340         3,707
                                                     -----------   -----------
                                                      31,991,538    31,569,204

Net deferred loan fees                                   (99,290)      (88,528)
Allowance for loan losses                               (321,574)     (372,574)
                                                     -----------   -----------
                                                     $31,570,674   $31,108,102
                                                     ===========   ===========

================================================================================
Notes to Consolidated Financial Statements

--------------------------------------------------------------------------------

Note 4.  Loans Receivable, continued

Nonperforming assets at December 31, 1999 and 1998 are detailed as follows:

                                                        1999      1998
                                                      --------  --------
Nonaccrual loans                                      $126,534  $330,048
Restructured loans                                           -         -
Loans past due 90 days or more                               -    86,122
                                                      --------  --------
     Total nonperforming loans                         126,534   416,170

Foreclosed, repossessed and idled properties            23,580     1,335
                                                      --------  --------
     Total nonperforming assets                       $150,114  $417,505
                                                      ========  ========

Gross interest income that would have been recognized for each year if the nonaccrual loans and restructured loans had been current in accordance with their original terms and had been outstanding throughout the period or since origination, or if held part of the period, is detailed below. Applicable interest income that was actually collected and included in net income for each year is summarized below:

                                                  1999     1998     1997
                                                 -------  -------  ------
Nonaccrual loans:
 Interest income, original terms                 $14,815  $35,671  $    -
                                                 =======  =======  ======
 Interest income, recognized                     $   320  $17,113  $    -
                                                 =======  =======  ======

The Bank has no restructured loans during the years ended December 31, 1999, 1998 or 1997.

An allowance determined in accordance with SFAS No. 114 and No. 118 is provided for all impaired loans. The total recorded investment in impaired loans and the related allowance for loan losses at December 31, the average annual recorded investment in impaired loans and interest income recognized on impaired loans for the year (all approximate) are summarized below:

                                                         1999       1998       1997
                                                      ----------  ---------  ---------

Recorded investment at December 31,                   $ 212,601   $642,035   $      -
                                                      =========   ========   ========
Allowance for loan losses                             $  43,500   $102,757   $      -
                                                      =========   ========   ========
Average recorded investment for the year              $ 234,231   $409,174   $      -
                                                      =========   ========   ========
Interest income recognized for the year               $   8,602   $ 38,516   $      -
                                                      =========   ========   ========

The Bank is not committed to lend additional funds to debtors whose loans have been modified.

Note 5.  Allowance for Loan Losses

An analysis of the changes in the allowance for loan losses are as follows:

                                                  1999       1998       1997
                                               ---------   --------   --------
Balance, beginning                             $ 372,574   $270,000   $155,000
                                               ---------   --------   --------

Loans charged off                               (224,292)   (64,193)   (82,476)
Recoveries                                             -      1,216     11,533
                                               ---------   --------   --------
Net loans charged off                           (224,292)   (62,977)   (70,943)

Provision for loan losses                        173,292    165,551    185,943
                                               ---------   --------   --------
Balance, ending                                $ 321,574   $372,574   $270,000
                                               =========   ========   ========

================================================================================
Notes to Consolidated Financial Statements

--------------------------------------------------------------------------------

Note 6.  Property and Equipment

Components of property and equipment and total accumulated depreciation at December 31, 1999 and 1998, are as follows:

                                                         1999         1998
                                                      ----------   ----------
Land                                                  $  280,000   $  280,000
Land improvements                                         51,492       51,492
Buildings                                              1,326,430    1,299,655
Furniture and equipment                                  749,281      608,382
                                                      ----------   ----------
                                                       2,407,203    2,239,529
Less accumulated depreciation                           (412,922)    (287,183)
                                                      ----------   ----------
                                                      $1,994,281   $1,952,346
                                                      ==========   ==========

The Company leased a branch office under an agreement accounted for as an operating lease. This agreement expired during 1998. Rental expense relative to this lease was approximately $11,500 and $8,477 in 1998 and 1997, respectively.

Note 7.  Short-term Debt

Short-term debt consists of federal funds purchased, which generally mature within one to four days from the transaction date, and other short-term borrowings. Additional information at December 31, 1999 and 1998 and for the years then ended is summarized below:

                                                                  1999            1998
                                                               -----------     ----------
Outstanding balance at December 31                             $         -     $  851,000
                                                               ===========     ==========
Year-end weighted averaged rate                                          -          5.123%
                                                               ===========     ==========
Daily average outstanding during the year                      $   146,179     $    2,332
                                                               ===========     ==========
Average rate for the year                                             6.46%         5.123%
                                                               ===========     ==========
Maximum outstanding at any month-end during the year           $ 1,115,000     $  851,000
                                                               ===========     ==========

At December 31, 1999, the Bank had established lines of credit totaling $2,000,000 with various correspondent banks to provide additional liquidity if, and as needed. In addition, the company has the ability to borrow up to ten percent of bank assets from the Federal House Loan Bank of Atlanta, subject to the pledging of specific collateral. $851,000 was outstanding at December 31,1998 under these agreements. There were no amounts outstanding at December 31, 1999.

Note 8.  Other Borrowed Funds

Other borrowed funds consist of a mortgage note payable in monthly installments of $1,115 including interest at 5.67%. This note is secured by certain real estate. Annual requirements to repay this debt are as follows:

          2000             $  6,371
          2001                6,741
          2002                7,134
          2003                7,549
          2004                7,988
          After              90,787
                           --------
                           $126,570
                           ========

================================================================================

Notes to Consolidated Financial Statements

--------------------------------------------------------------------------------

Note 9.  Fair Value of Financial Instruments

The estimated fair values of the Company's financial instruments are as follows (dollars in thousands):

                                                                 December 31, 1999             December 31, 1998
                                                             ------------------------       -------------------------
                                                               Carrying         Fair          Carrying        Fair
                                                                Amount         Value           Amount         Value
                                                             ------------    --------       -----------     ---------
Financial assets
 Cash and cash equivalents                                      $ 2,897       $  2,897         $  2,925     $   2,925
 Federal funds sold                                                 760            760              495           495
 Securities, available-for-sale                                  14,188         14,188           16,428        16,428
 Loans, net of allowance for loan losses                         31,571         31,343           31,108        31,835

Financial liabilities
 Deposits                                                        45,777         46,188           46,117        46,650
 Federal funds purchased                                              -              -              851           851
 Other borrowed funds                                               127            114              133           126

Off-balance-sheet assets (liabilities)
 Commitments to extend credit and
  standby letters of credit                                           -              -                -             -

Note 10. Earnings Per Share

The following table details the computation of basic and diluted earnings per share for each year ended December 31.

                                                         1999          1998         1997
                                                       --------      --------     ---------
Net income (loss) (income available
 to common shareholders)                               $ 29,438      $ 24,169     $(247,250)
                                                       ========      ========     =========

Weighted average common shares outstanding              926,399       892,786       546,453
Effect of diluted securities, options                    22,277        24,319             -
                                                       --------      --------     ---------

Weighted average common shares
 outstanding, diluted                                   948,676       917,105       546,453
                                                       ========      ========     =========

Basic earnings per share                               $    .03      $    .03     $    (.45)
                                                       ========      ========     =========
Diluted earning per share                              $    .03      $    .03     $    (.45)
                                                       ========      ========     =========

At December 31, 1997, exercisable options were outstanding (see Note 12) with an exercise price below the market value of the Bank's stock at that date. This condition placed those options "in the money" at December 31, 1997. However, exercise of those options is not assumed in computing diluted earnings per share for 1997 because their exercise would reduce the annual reported diluted loss per share for that year.

================================================================================

Notes to Consolidated Financial Statements

--------------------------------------------------------------------------------

Note 11.  Employee Benefit Plans

The Bank maintains a profit sharing plan pursuant to Section 401(k) of the Internal Revenue Code. The plan covers substantially all employees who have completed one year of service. Participants may contribute a percentage of compensation, subject to a maximum allowed under the Code. In addition, the Bank may make additional contributions at the discretion of Board of Directors. The Bank made no contributions during the years ended December 31, 1999, 1998 or 1997.

Note 12. Common Stock

During 1995 the Company adopted a stock option plan under which up to 344,375 shares of stock may be issued. Shares subject to the plan may be issued in any combination of incentive stock options, non-incentive stock options, or restricted stock, provided that the total number of shares issuable pursuant to incentive stock options may not be more than 62,500 without shareholder approval. Termination of restrictions on any restricted stock granted and expiration of any non-incentive stock options granted are controlled by the terms of each individual grant. Incentive stock options expire no more than 10
years from the date of grant.   Exercise prices of all options are determined by
each individual grant except that incentive stock options may not be granted at less than fair market value and non-incentive stock options may not be granted at less than 80% of fair market value on each option's respective date of grant. Vesting of options, if not immediately exercisable, is determined in accordance with the terms of each option granted.

Activity under the plan during the years ended December 31, 1999, 1998 and 1997 is summarized below (adjusted for the May 30, 1997 five-for-four stock split):


                                               Granted and Outstanding
                                --------------------------------------------------------


                                    Available    Incentive   Non-incentive
                                      for          Stock         Stock       Restricted
                                     Grant       Options       Options         Stock
                                    ---------    ---------   -------------   ----------
Balance December 31, 1996           131,591             -      212,784               -

Granted                              (6,470)            -        6,470               -
Exercised                                 -             -            -               -
                                    -------      --------      -------       ----------
Balance December 31, 1997           125,121             -      219,254               -
                                    -------      --------      -------       ----------

Granted                              (6,379)            -        6,379               -
Exercised                                 -             -            -               -
                                    -------      --------      -------       ----------
Balance December 31, 1998           118,742             -      225,633               -
                                    -------      --------      -------       ----------

Granted                              (5,660)            -        5,660               -
Exercised                                 -             -            -               -
                                    -------      --------      -------       ----------
Balance December 31,1999            113,082             -      231,293               -
                                    =======      ========      =======       ==========

================================================================================

Notes to Consolidated Financial Statements

--------------------------------------------------------------------------------

Note 12. Common Stock, continued

Additional information relating to the plan is listed below (adjusted for the May 30, 1997 five-for-four stock split):


                                                             1999       1998        1997
                                                           ---------  ---------  ----------
Outstanding options at December 31:
 Exercise price, beginning of the year/(1)/                $   8.03   $   8.00   $    8.00
 Exercise price, end of the year/(1)/                      $   8.06   $   8.03   $    8.00
 Range of exercise prices:
  From                                                     $   8.00   $   8.00   $    8.00
  To                                                       $   9.13   $   9.00   $    8.00
 Remaining contractual life in months/(1)/                       70         81          90

Exercisable options outstanding at December 31:
 Number                                                     213,293    225,633     219,254
 Exercise price/(1)/                                       $   8.06   $   8.03   $    8.00

Weighted average exercise price of options:
 Granted during the year                                   $   9.13   $   9.00   $    8.00
 Exercised during the year                                 $      -   $      -   $       -
 Forfeited during the year                                 $      -   $      -   $       -
 Expired during the year                                   $      -   $      -   $       -

Significant assumptions used in determining fair value:
 Risk-free interest rate                                        6.0%      6.00%        6.5%
 Expected life in years                                          10         10          10
 Expected dividends                                             0.0%       0.0%        0.0%
 Expected volatility                                            5.0%       5.0%        7.6%

Grant-date fair value:
 Options granted during the year                           $ 28,612   $ 31,787   $  27,302
 Restricted stock awards granted during the year           $      -   $      -   $       -

Results of operations:
 Compensation cost recognized in income for
  all stock-based compensation awards                      $      -   $      -   $       -
                                                           ========   ========   =========
 Pro forma net income/(2)/                                 $    826   $ (7,618)  $(274,552)
                                                           ========   ========   =========
 Pro forma earnings per common share/(2)/                  $    .00   $   (.01)  $    (.50)
                                                           ========   ========   =========

_________________________
/(1)/  Weighted average
/(2)/ As if the fair value based method prescribed by SFAS No. 123 has been applied.

================================================================================

Notes to Consolidated Financial Statements

--------------------------------------------------------------------------------

Note 13.   Income Taxes

Operating loss and carryforwards

The Company has loss carryforwards of approximately $1,105,000 for Federal income tax purposes that may be used to offset future taxable income. If not previously utilized, the Federal loss carryforwards will expire between 2008 and 2012.

Current and deferred income tax components

The components of income tax expense (all Federal) are as follows:

                                                   1999       1998      1997
                                                 ---------  --------  ---------
Current                                          $      -   $     -   $      -
Deferred                                           13,794     2,222    (82,364)
Deferred tax asset valuation allowance change     (13,794)   (2,222)    82,364
                                                 --------   -------   --------
                                                 $      -   $     -   $      -
                                                 ========   =======   ========

Rate Reconciliation

A reconciliation of income tax expense (benefit) computed at the statutory federal income tax rate expense included in the consolidated statement of operations follows:

                                                       1999        1998        1997
                                                     ---------  ----------  ----------
Tax at statutory federal rate                        $ 10,009   $   8,217   $ (84,065)
Other                                                   3,785      (5,995)      1,701
Deferred tax asset valuation allowance change         (13,794)     (2,222)     82,364
                                                     --------   ---------   ---------
                                                     $      -   $       -   $       -
                                                     ========   =========   =========

Deferred tax analysis

The components of net deferred tax assets (all Federal) at December 31, 1999 and 1998 are summarized as follows:

                                                             1999        1998
                                                          ---------   ---------
Deferred tax assets                                       $ 477,039   $ 473,294
Deferred tax liabilities                                    (81,435)    (63,896)
Deferred tax asset valuation allowance                     (395,604)   (409,398)
                                                          ---------   ---------
                                                          $       -   $       -
                                                          =========   =========

================================================================================

Notes to Consolidated Financial Statements

--------------------------------------------------------------------------------

Note 13. Income Taxes, continued

Tax effects of each significant item creating deferred taxes are summarized below:

                                                    1999       1998
                                                  ---------  ---------
Allowance for loan losses                         $ 65,508   $ 92,157
Pre-operating expenses                                   -     10,542
Net operating losses                               375,647    338,862
Deferred fee income                                 33,762     30,133
Contributions                                        2,122      1,600
Accretion of discount on investment securities      (1,598)    (1,116)
Depreciation                                       (79,837)   (62,780)
                                                  --------   --------
                                                  $395,604   $409,398
                                                  ========   ========

Note 14.  Commitments and Contingencies

Financial instruments with off-balance-sheet risk

The Bank is party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. These instruments involve, to varying degrees, credit risk in excess of the amount recognized in the consolidated balance sheets.

The Bank's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual amount of those instruments. The Bank uses the same credit policies in making commitments and conditional obligations as for on-balance-sheet instruments.

A summary of the Bank's commitments at December 31, 1999 and 1998 are as follows:

                                   1999        1998
                                ----------  ----------
Commitments to extend credit    $4,137,705  $6,340,116
Standby letters of credit                -           -
                                ----------  ----------
                                $4,137,705  $6,340,116
                                ==========  ==========

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Bank evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Bank upon extension of credit, is based on management's credit evaluation of the party. Collateral held varies, but may include accounts receivable, inventory, property and equipment, residential real estate and income-producing commercial properties.

Standby letters of credit are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support public and private borrowing arrangements. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending other loan facilities to customers. Collateral held varies as specified above and is required in instances which the Bank deems necessary.

================================================================================

Notes to Consolidated Financial Statements

--------------------------------------------------------------------------------

Note 14.  Commitments and Contingencies, continued

Concentrations of credit risk

Substantially all of the Bank's loans, commitments to extend credit and standby letters of credit have been granted to customers in the Bank's market area and such customers are generally depositors of the Bank. The concentrations of credit by type of loan are set forth in Note 4. The distribution of commitments to extend credit approximates the distribution of loans outstanding. Standby letters of credit were granted primarily to commercial borrowers. The Bank's primary focus is toward consumer oriented and small business transactions, and accordingly, it does not have a significant number of credits to any single borrower or group of related borrowers in excess of $500,000. The Bank has cash and cash equivalents on deposit with financial institutions which exceed federally-insured limits.

Note 15.   Regulatory Restrictions

Capital requirements

The Bank is subject to various regulatory capital requirements administered by federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory (and possibly additional discretionary) actions by regulators that, if undertaken, could have a direct material effect on the Company's consolidated financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital to risk-weighted assets, and of Tier I capital to average assets, as all those terms are defined in regulations. Management believes, as of December 31, 1999, that the Bank meets all capital adequacy requirements to which it is subject.

As of December 31, 1999, the most recent notification from the Comptroller of the Currency categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized the Bank must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the following table. There are no conditions or events since that notification that management believes have changed the institution's category.

Dividends

The Company's dividend payments (when available) will be made primarily from dividends received from the Bank. Under applicable federal law, the Comptroller of the Currency restricts national bank total dividend payments in any calendar year to net profits of that year, as defined, combined with retained net profits for the two preceding years. At December 31, 1999, there were no retained net profits free of such restriction. The Comptroller also has authority under the Financial Institutions Supervisory Act to prohibit a national bank from engaging in an unsafe or unsound practice in conducting its business. It is possible, under certain circumstances, the Comptroller could assert that dividends or other payments would be an unsafe or unsound practice.

================================================================================

Notes to Consolidated Financial Statements

--------------------------------------------------------------------------------

Note 15.   Regulatory Restrictions, continued

The Bank's actual capital amounts and ratios are also presented in the table.

                                                                                  To Be Well
                                                          Required              Capitalized Under
                                                         For Capital            Prompt Corrective
                                     Actual            Adequacy Purposes        Action Provisions
                              -------------------    ---------------------     ---------------------
                                Amount     Ratio       Amount       Ratio        Amount      Ratio
                              ----------   ------    ----------     ------     ----------   --------
December 31, 1999
 Total Capital
  (to Risk-Weighted Assets)   $4,274,766    14.1%    * $2,426,843   * 8.0%     * $3,033,553  * 10.0%
 Tier I Capital
  (to Risk-Weighted Assets)   $3,960,766    13.1%    * $1,213,421   * 4.0%     * $1,820,132  *  6.0%
 Tier I Capital
  (to Average Assets)         $3,960,766     7.9%    * $2,008,367   * 4.0%     * $2,510,458  *  5.0%

December 31, 1998
 Total Capital
  (to Risk-Weighted Assets)   $3,545,948    11.3%    * $2,512,294   * 8.0%     * $3,140,367  * 10.0%
 Tier I Capital
  (to Risk-Weighted Assets)   $3,180,948    10.1%    * $1,256,147   * 4.0%     * $1,844,220  *  6.0%
 Tier I Capital
  (to Average Assets)         $3,180,948     6.2%    * $2,066,828   * 4.0%     * $2,583,535  *  5.0%

* greater than or equal to

Intercompany transactions

Legal lending limits on loans by the Bank to the Company are governed by Federal Reserve Act 23A, and differ from legal lending limits on loans to external customers. Generally, a bank may lend up to 10% of its capital and surplus to its parent, if the loan is secured. If collateral is in the form of stocks, bonds, debentures or similar obligations, it must have a market value when the loan is made of at least 20% more than the amount of the loan, and if obligations of a state or political subdivision or agency thereof, it must have a market value of at least 10% more than the amount of the loan. If such loans are secured by obligations of the United States or agencies thereof, or by notes, drafts, bills of exchange or bankers' acceptances eligible for rediscount or purchase by a Federal Reserve Bank, requirements for collateral in excess of loan amount do not apply. Under this definition, the legal lending limit for the Bank on loans to the Company was approximately $397,000 at December 31, 1999. One 23A transaction existed between the Bank and the Company during the year ended December 31, 1998.

On October 31, 1997, the Company acquired a future banking site at public auction. The Company borrowed $158,179 from the Bank to complete the purchase. This loan was repaid to the bank on July 7, 1998.

Note 16.   Transactions with Related Parties

The Bank has entered into transactions with its directors, significant shareholders and their affiliates (related parties). Such transactions were made in the ordinary course of business on substantially the same terms and conditions, including interest rates and collateral, as those prevailing at the same time for comparable transactions with other customers, and did not, in the opinion of management, involve more than normal credit risk or present other unfavorable features.

================================================================================

Notes to Consolidated Financial Statements

--------------------------------------------------------------------------------

Note 16.   Transactions with Related Parties, continued

Aggregate loan transactions with related parties were as follows:

                                              1999         1998
                                           -----------  -----------
Balance, beginning                         $1,534,518   $1,424,644

Change in relationship                       (346,815)           -
New loans and advances                      1,143,300      486,879
Repayments                                   (658,562)    (377,005)
                                           ----------   ----------
Balance, ending                            $1,672,441   $1,534,518
                                           ==========   ==========

During 1997 and part of 1998 the Company leased office space which was used as a branch location under the terms of an agreement accounted for as an operating lease. The lessor is a partnership in which one of the Company's former directors is a partner. Rent expense recognized under this lease in 1998 and 1997 was $11,500 and $8,477, respectively.

Note 17.   Parent Company Financial Information

Condensed financial information of CNB Holdings, Inc. is presented as follows:

                                Balance Sheets
                          December 31, 1999 and 1998

                                                           1999         1998
                                                       -----------  -----------
Assets
    Cash and due from banks                            $ 1,730,122  $ 2,308,786
    Loans, net of allowance of $7,574                      569,661      749,818
    Investment in subsidiary bank at equity              3,486,719    3,170,595
Other assets                                                 6,477       18,533
                                                       -----------  -----------
          Total assets                                 $ 5,792,979  $ 6,247,732
                                                       ===========  ===========

Liabilities
  Accounts payable and other liabilities                         -        8,000
                                                       -----------  -----------

Stockholders' equity:
    Common stock                                         4,631,995    4,631,995
    Surplus                                              2,803,782    2,803,782
    Retained deficit                                    (1,156,366)  (1,185,804)
    Unrealized depreciation on subsidiary's investment
     securities available for sale                        (486,432)     (10,241)
                                                       -----------  -----------
          Total stockholders' equity                     5,792,979    6,239,732
                                                       -----------  -----------
          Total liabilities and stockholders' equity   $ 5,792,979  $ 6,247,732
                                                       ===========  ===========

================================================================================

Notes to Consolidated Financial Statements

--------------------------------------------------------------------------------

Note 17.   Parent Company Financial Information, continued

                           Statements of Operations
                 Years ended December 31, 1999, 1998 and 1997


                                                                   1999      1998        1997
                                                                 -------   --------   ---------
Income:
  Interest on loans                                              $56,501   $ 16,928   $       -
  Interest on deposits with banks                                      -          -       6,118
  Other income                                                         -      5,544         110
                                                                 -------   --------   ---------
                                                                  56,501     22,472       6,228
                                                                 -------   --------   ---------
Expenses:
    Professional fees                                             19,006     20,715      44,199
  Interest                                                             -      6,723           -
    Other expenses                                                43,373     45,136      14,783
                                                                 -------   --------   ---------
          Total expenses                                          62,379     72,574      58,982
                                                                 -------   --------   ---------
          Loss before tax benefit and equity in undistributed
             income of subsidiary                                 (5,878)   (50,102)    (52,754)
Federal income tax benefit                                             -          -           -
                                                                 -------   --------   ---------
          Loss before equity in undistributed income of
             subsidiary                                           (5,878)   (50,102)    (52,754)
Equity in undistributed income (loss) of subsidiary               35,316     74,271    (194,496)
                                                                 -------   --------   ---------
          Net income (loss)                                      $29,438   $ 24,169   $(247,250)
                                                                 =======   ========   =========

                           Statements of Cash Flows
                 Years ended December 31, 1999, 1998 and 1997

                                                                      1999         1998         1997
                                                                   -----------  -----------  ----------
Cash flows from operating activities:
    Net income (loss)                                              $   29,438   $   24,169   $(247,250)
    Adjustments:
         Loan loss provision                                                -        7,574           -
         Depreciation and amortization                                 10,299       18,249       7,724
         Increase in equity in undistributed loss of subsidiary       (35,316)     (74,271)    194,496
         Increase in other assets                                       1,757       (8,024)        467
         Increase (decrease) in other liabilities                      (8,000)       3,104      (6,769)
                                                                   ----------   ----------   ---------
            Net cash provided (used) by operating activities           (1,822)     (29,199)    (51,332)
                                                                   ----------   ----------   ---------
Cash flows from investing activities:
  Investment in subsidiary                                           (757,000)           -           -
  Purchase of property and equipment                                        -      (94,961)   (190,420)
  Net (increase) decrease in loans                                    180,158     (757,392)          -
                                                                   ----------   ----------   ---------
          Net cash provided (used) by investing activities            576,842     (852,353)   (190,420)
                                                                   ----------   ----------   ---------
Cash flows from financing activities:
  Issuance of common stock                                                  -    3,420,000           -
  Net intercompany borrowings                                               -            -     158,178
  Stock issuance costs                                                      -     (258,498)    (67,468)
  Redemption of fractional shares                                           -            -      (1,164)
                                                                   ----------   ----------   ---------
            Net cash provided by financing activities                       -    3,161,502      89,546
                                                                   ----------   ----------   ---------
            Increase (decrease) in cash and due from banks           (578,664)   2,279,950    (152,206)

Cash and cash equivalents, beginning                                2,308,786       28,836     181,042
                                                                   ----------   ----------   ---------
Cash and cash equivalents, ending                                  $1,730,122   $2,308,786   $  28,836
                                                                   ==========   ==========   =========

================================================================================

MANAGEMENT'S DISCUSSION AND ANALYSIS

--------------------------------------------------------------------------------

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following presents management's discussion and analysis of the consolidated financial condition and results of operations of the Company as of the dates and for the periods indicated. This discussion should be read in conjunction with the Company's Consolidated Financial Statements and the Notes thereto.

The Consolidated Financial Statements include the financial information of the Company and the Bank. As the Bank represents substantially all of the Company's activities, comparative discussions of consolidated versus non-consolidated financial statements are unnecessary.

The Company is not aware of any current recommendations by regulatory authorities which, if implemented, would have a material effect on its liquidity, capital resources or results of operations. There are no agreements between the Company and either the OCC or the Federal Reserve Board, nor has either regulatory agency made any recommendations concerning the operations of the Company that could have a material effect on its liquidity, capital resources or results of operations.

Overview

The Company commenced operations on March 8, 1993, while the Bank began operations on August 29, 1994. The Company's sole subsidiary, the Bank, operates by attracting deposits from the general public and using such deposit funds to make commercial, consumer, and residential construction and permanent mortgage real estate loans. Revenues are derived principally from interest on loans and investments. Changes in the volume and mix of these assets and liabilities, as well as changes in the yields earned and rates paid, determine changes in net interest income.

The size of the Company remained relatively constant in 1999 as assets decreased 3%. The Company's assets increased over 34% in 1998 and over 45% in 1997.
Total assets decreased to $51.8 million as compared to $53.4 million at December 31, 1998. Total deposits were $45.7 million at December 31, 1999 compared to $46.1 million at December 31, 1998. The Bank's net loans remained constant in 1999. Loans increased over 39% in 1998, and over 75% in 1997.

During 1997 the Company filed for, and received approval from the SEC for a secondary stock offering of up to 380,000 shares of common stock at a price of $9 per share. The stock sale was closed February 10, 1998 after the sale of 380,000 shares for net proceeds of approximately $3.1 million. Other significant events that occurred during 1997 were the opening of Community National Bank's first branch in downtown Pulaski in October and the purchase of a building for a future site to house the branch and to provide for anticipated growth.

During 1998 the Company dedicated CNB Center, a 19,000 square foot, three story building in downtown Pulaski. CNB Center contains a full service branch and the operations center for the Bank. Excess space on the second and third floors is currently leased and will provide the Company with an option for future expansion without a significant amount of capital expenditures.

================================================================================

MANAGEMENT'S DISCUSSION AND ANALYSIS

--------------------------------------------------------------------------------

           Net Interest Income and Average Balances (thousands)/(1)/

                                                                      Years Ended December 31,
                                         ----------------------------------------------------------------------------------------
                                                    1999                         1998                            1997
                                         -------------------------   ---------------------------   ------------------------------
                                                  Interest                     Interest                        Interest
                                         Average  Income/   Yield/   Average   Income/    Yield/   Average     Income/     Yield/
                                         Balance  Expense   Cost     Balance   Expense     Cost    Balance     Expense      Cost
                                         -------  --------  ------   -------   --------   ------   -------     --------    ------
Interest-earning assets:
  Investment securities                  $13,515   $   831    6.15%  $13,563    $   800     5.90%  $12,242     $   746      6.09%
  Federal funds sold                       1,080        57    5.28     4,112        218     5.30       691          40      5.79
  Loans, net                              31,950     2,760    8.64    25,454      2,323     9.13    17,652       1,668      9.45
                                         -------   -------    ----   -------    -------     ----   -------     -------      ----
   Total                                  46,545     3,648            43,129      3,341             30,585       2,454
                                                                                                   -------     -------
   Yield on average
   interest-earning assets                                    7.83%                         7.75%                           8.02%
                                                              ====                          ====                            ====
Noninterest-earning assets:
  Cash and due from banks                  3,294                       2,447                         2,106
  Premises and equipment                   1,957                       1,897                         1,556
  Interest receivable and other              416                         431                           430
                                         -------                     -------                       -------
    Total
     noninterest-earning assets            5,667                       4,775                         4,092
                                         -------                     -------                       -------
    Total assets                         $52,212                     $47,904                       $34,677
                                         =======                     =======                       =======

Interest-bearing liabilities:
  Demand deposits                        $11,052       465    4.21%  $12,890        506     3.93%  $ 8,094         327      4.04%
   Savings deposits                        7,414       239    3.22     5,818        209     3.59     3,501         123      3.51
  Time deposits                           21,370     1,109    5.20    19,887      1,095     5.51    16,553         904      5.46
  Federal funds purchased                    146        11    7.53         -          -        -         -           -         -
  Other borrowed funds                       129         7    5.43        74          4     5.41       308          17      5.52
                                         -------   -------    ----   -------   --------     ----   -------     -------      ----
  Total interest-bearing liabilities      40,111     1,831            38,669      1,814             28,456       1,371
                                         -------   -------           -------   --------            -------     -------
    Cost of average
      interest-bearing liabilities                            4.56%                         4.69%                           4.82%
                                                              ====                          ====                            ====
Noninterest-bearing liabilities:
  Demand deposits                          5,711                       3,117                         2,909
  Interest payable and other                 374                         167                           122
                                         -------                     -------                       -------
    Total
     noninterest-bearing
      liabilities                          6,085                       3,284                         3,031
                                         -------                     -------                       -------
    Total liabilities                     46,196                      41,953                        31,487

Stockholders' equity                       6,016                       5,951                         3,190
                                         -------                     -------                       -------
  Total liabilities and
    stockholders' equity                 $52,212                     $47,904                       $34,677
                                         =======                     =======                       =======
    Net interest income                            $ 1,817                     $  1,527                        $ 1,083
                                                   =======                     ========                        =======
   Net yield on
    interest-earning assets                                   3.90%                         3.54%                           3.54%
                                                              ====                          ====                            ====

________________
(1)   Income and yields are computed on a tax equivalent basis.

================================================================================

MANAGEMENT'S DISCUSSION AND ANALYSIS

--------------------------------------------------------------------------------

Net Interest Income

Net interest income, the principal source of income for the Company and the Bank, is the amount of income generated by earning assets (primarily loans and investment securities) less the interest expense incurred on interest-bearing liabilities (primarily deposits used to fund earning assets). Changes in the volume and mix of interest-earning assets and interest-bearing liabilities, as well as their respective yields and rates, have a significant impact on the level of net interest income. The preceding table presents the average balances of total interest-earning assets and total interest-bearing liabilities for the periods indicated, showing the average distribution of assets, liabilities and stockholders' equity, and the related income, expense, and corresponding weighted average yields and costs. The average balances used for the purposes of this table and other statistical disclosures were calculated by using the daily average balances.

During 1999 interest income increased $306,000, or 9.2% over 1998. Interest income for 1998 increased to $3.3 million, a 36.1% increase over the 1997 amount of $2.5 million. The increases in interest income during 1999, 1998 and 1997 are due to increases in average interest-earning assets in both years while yields on these assets remained relatively constant. Average earning assets were $46.5 million during 1999. This was an increase of 7.9%. Average earning assets were $43.1 million during 1998, an increase of $12.5 million over the 1997 average of $30.6 million. Yields on interest-earning assets during 1999, 1998 and 1997 were within a range of 27 basis points. Those yields were 7.83%, 7.75% and 8.02%, respectively.

Interest rates charged on loans vary with the degree of risk, maturity and amount of the loan. Competitive pressures, money market rates, availability of funds, and government regulation also influence interest rates. On average, loans yielded 8.64% in 1999 compared to 9.13% in 1998 compared to 9.45% in 1997, reflecting an increase in 1-4 family residential mortgage loans as a percentage of the overall loan portfolio.

Interest expense was $1.8 million in 1999, unchanged from 1998. Interest expense increased by 32.3% in 1998 to $1.8 million from $1.4 million in 1997. Interest expense increased by $517,000 in 1997 to $1.4 million. These increases were due to increases in average interest-bearing liabilities during 1999, 1998 and 1997. During 1999 the average rate paid on interest-bearing liabilities was 4.56%. The rate paid on interest-bearing liabilities decreased 13 basis points during 1998 to 4.69%. This decrease was due in part to the Bank utilizing Federal funds to provide short-term liquidity to a lesser extent in 1999 and 1998. The rate paid on interest-bearing liabilities increased 15 basis points during 1997, as the bank paid higher rates on large demand deposit accounts.

Net interest income increased $290,000 to $1.8 million in 1999. Net interest income increased 41% in 1998 and over 50% in 1997. Net interest income was $1.5 million and $1.1 million in 1998 and 1997 respectively. These increases were due to increases in the volume of net average earning assets in all three years. Net interest margin increased to 3.90% in 1999 from 3.63% in 1998 and 1997. Net interest margin declined in 1997 and held constant in 1998 even though net interest income increased. This is because of increases in the percentage of average interest-bearing liabilities to average interest-earning assets. The effects of changes in volumes and rates on net interest income for various periods are shown in the following table.

================================================================================

Management's Discussion and Analysis

--------------------------------------------------------------------------------


                                                                      Rate/Volume Variance Analysis (thousands)

                                                        1999 Compared to 1998                      1998 Compared to 1997
                                               ---------------------------------------    ---------------------------------------
                                               Interest                                   Interest
                                                Income/                                    Income/
                                                Expense      Variance Attributable To      Expense      Variance Attributable To
                                               Variance     --------------------------    Variance     --------------------------
                                               ---------      Rate            Volume      ---------      Rate       Volume
                                                              ----            ------                     ----       ------
Interest-earning assets:
   Taxable investment securities                  $  31          $  34          $  (3)        $ 54           $ (26)       $   80
   Federal funds sold                              (161)             -           (161)         178             (20)          198
   Loans                                            437           (156)           593          655             (82)          737
                                               --------        -------        -------     --------         -------       -------
      Total                                         307           (122)           429          887            (128)        1,015
                                               --------        -------        -------     --------         -------       -------

Interest-bearing liabilities:
   Demand deposits                                  (41)            31            (72)         179             (15)          194
   Savings deposits                                  30            (27)            57           86               5            81
   Time deposits                                     14            (68)            82          191               9           182
   Short-term borrowings                             14              3             11          (13)              -           (13)
                                               --------        -------        -------     --------         -------       -------
        Total                                        17            (61)            78          443              (1)          444
                                               --------        -------        -------     --------         -------       -------
        Net interest income                       $ 290          $ (61)         $ 351         $444           $(127)       $  571
                                               ========        =======        =======     ========         =======       =======

                                                         1997 Compared to 1996
                                                 -------------------------------------
                                                 Interest
                                                  Income/
                                                  Expense     Variance Attributable To
                                                 Variance    -------------------------
                                                 ---------           Rate      Volume
                                                                     -----     ------
Interest-earning assets:
   Taxable investment securities                     $168           $ (44)       $212
   Federal funds sold                                 (31)             (2)        (29)
   Loans                                              742             (18)        760
                                                 --------         -------     -------
      Total                                           879             (64)        943
                                                 ========         =======     =======

Interest-bearing liabilities:
   Demand deposits                                    136              36         100
   Savings deposits                                    35             (13)         48
   Time deposits                                      329              17         312
   Short-term borrowings                               17              17           -
                                                 --------         -------     -------
        Total                                         517              57         460

         Net interest income                         $362           $(121)       $483
                                                 ========         =======     =======

Provision for Loan Losses

The provision for loan losses is charged to income in an amount necessary to maintain an allowance for loan losses adequate to provide for expected losses in the Bank's loan portfolio. The level of the allowance for loan losses is determined by management's assessment of a variety of factors, including the collectibility of past due loans, volume of new loans, composition of the loan portfolio, and general economic outlook. Loan losses and recoveries are charged or credited directly to the allowance for loan losses.

Management increased the provision for loan losses to $173,000 in 1999 from $166,000 in 1998. The provision was and $186,000 in 1997. The increase in the loan loss provision was made because of increased charge-offs in the loan portfolio during 1999. The Bank's allowance for loan losses as a percentage of gross loans was 1.0% at the end of 1999 and 1.2% at the end of 1998 and 1997. Additional information regarding loan loss provisions is discussed in "Nonperforming and Problem Assets."

Noninterest Income

Noninterest income consists of revenues generated from a variety of financial services and activities. The majority of noninterest income is a result of service charges on deposit accounts including charges for insufficient funds, checks and fees charged for non-deposit services. Noninterest income also includes fees charged for various bank services such as safe deposit box rental fees and letter of credit fees and secondary market mortgage loan origination fees. A portion of noninterest income is gains on the sale of investment securities. Although the Bank generally follows a buy and hold philosophy with respect to investment securities, occasionally the need to sell some investment securities is created by changes in market rate conditions or by efforts to restructure the portfolio to improve the Bank's liquidity or interest rate risk positions.

Noninterest income decreased 3.6% to $265,000 during 1999. Noninterest income totaled $275,000 in 1998, a increase of 80.1% from the $153,000 recorded in 1997. Noninterest income in 1997 increased 20.5%. The majority of the increase in noninterest income in 1998 and 1999 was due to increased service charges on deposit accounts because of the increased number of accounts and new products. Also, in 1998 the bank began originating home mortgages for placement in the secondary market and received $28,000 and $27,000 in fee income in 1999 and 1998, respectively.

================================================================================

Management's Discussion and Analysis

--------------------------------------------------------------------------------

The Bank's fee structure is reviewed annually to determine if adjustments to fees are warranted. The last fee adjustment was made in the fourth quarter of 1999. Management believes that the current fee structure is competitive in the Bank's market.

The sources of noninterest income for the past three years are summarized in the table below.

                   Sources of Noninterest Income (thousands)

                                                                                     Years Ended December 31,
                                                                ----------------------------------------------------------------
                                                                         1999                   1998                    1997
                                                                -------------------      ----------------     ------------------
Service charges in deposit accounts                                  $          167          $        169        $           112
Gain on sale of investment securities                                            (1)                    -                      3
Mortgage loan origination fees                                                   28                    27                      -
Administration fees                                                              13                    13                      -
Other                                                                            58                    66                     38
                                                                -------------------      ----------------     ------------------
     Total noninterest income                                        $          265          $        275        $           153
                                                                ===================      ================     ==================

Noninterest Expense

Noninterest expense increased $267,000, or 16.6% to $1.9 million in 1999. Noninterest expense for 1998 rose 315,000 or 24.3% to $1.6 million. Noninterest expense in 1997 was $1.3 million. The overhead ratio of noninterest expense to adjusted total revenues (net interest income plus noninterest income excluding securities transactions) was 90% in 1999 and 1998 and 105% in 1997.

Total personnel expenses, the largest component of noninterest expense,
increased 45,000 or 6.0% during 1999.   During 1998 personnel expenses increased
$163,000 to $748,000. Personnel expenses for 1997 were $585,000, These increases were attributable to the increased number of full time equivalent employees required due to the high growth rate the Bank has experienced in 1998 and 1997. Total full time equivalent employees were 25, 30 and 25 at December 31, 1999, 1998 and 1997. Management expects the number of full-time equivalent employees to remain constant through 2000.

Combined occupancy and furniture and equipment expense remained relatively constant at $252,000 during 1999 and increased $72,000 or 42.0% to $244,000 in 1998. Those expenses increased $33,000 in 1997. The increase in 1998 was due primarily to the opening of CNB Center, a 19,900 square foot facility that is used as a branch and office space that is leased to various unrelated entities. The reason for the increase in 1997 was the completion of the second floor of the main Bank building to provide additional operations space.

Professional services expense, fees paid to attorneys, independent auditors, consultants and bank examiners increased to $80,000 during 1999. During 1998 these expenses decreased to $39,000 or 55.2% under the 1997 amount. The increase in 1999 is due to the decision to outsource certain functions that were performed in-house in 1998 and increased bank examiner's fees. The increase in 1997 is due primarily to the loss of the Company's senior vice president of operations late in 1996, forcing the Company to outsource portions of the responsibilities formerly performed by that position in 1997.

Data processing services consisting primarily of account processing, credit card processing fees, and product licensing fees increased $44,000 or 27.3% during 1999 due to the addition of new products. These expenses increased $13,000 or 8.8% during 1998 to $161,000. These expenses increased $49,000 to $148,000 in 1997. These fees relate directly to the number of accounts serviced and transactions processed. Management expects these expenses to continue to increase as the Bank grows.

================================================================================

Management's Discussion and Analysis

--------------------------------------------------------------------------------

Noninterest expense has increased over the past two years and will most likely continue to increase as the Bank grows. However, as the Bank becomes more mature, growth in net interest income will outpace growth in noninterest expense. Accordingly, management believes the Bank's overhead ratio will continue to improve. The primary elements of noninterest expense for the past three years are as summarized in the following table.

                   Sources of Noninterest Expense (thousands)

                                                                  Years Ended December 31,
                                              --------------------------------------------------------------
                                                      1999                  1998                    1997
                                              ------------------     ----------------     ------------------

Salaries and wages                                 $         686         $        652        $           515
Employee benefits                                            107                   96                     70
                                              ------------------     ----------------     ------------------
     Total personnel expense                                 793                  748                    585

Occupancy expense                                            139                  121                     80
Furniture and equipment                                      113                  124                     92
Printing and supplies                                        132                   95                     72
Professional services                                         80                   39                     87
Postage                                                       44                   41                     31
Telephone                                                     23                   22                     15
Dues and subscriptions                                        12                   19                     18
Education and seminars                                        17                   21                     13
Advertising and public relations                              46                   56                     40
Insurance expense                                             78                   31                     26
Bank franchise tax                                             6                    9                     13
Data processing                                              205                  161                    148
Stock transfer agent fees                                      7                    8                      9
Amortization of organizational cost                           18                   29                     22
Year 2000 testing                                             28                   23                      -
Other operating expense                                      138                   65                     46
                                              ------------------     ----------------     ------------------
     Total other expenses                          $       1,879         $      1,612        $         1,297
                                              ==================     ================     ==================

Year 2000 Compliance

Like most financial service providers, the Company and the operations of the Bank had the potential to be significantly affected by the Y2K issue due to its dependence on technology and sensitive data. Computer software, hardware and other equipment, both within and outside the Bank's direct control, and third parties with whom the Bank electronically or operationally interfaces (including without limitation its customers and third party vendors) were likely to be affected. If computer systems were not modified in order to be able to identify the year 2000, many computer applications could have failed or could adversely affect the viability of the Bank's suppliers and creditors and the creditworthiness of its borrowers. Thus, if not adequately addressed, the Y2K issue could have resulted in a significant adverse impact of the Bank's operations and, in turn, the financial condition and results of operations of the Company.

Management formulated a Y2K Team, a significant part of the team's efforts were monitoring the Bank's data processor's Y2K project closely. The data processor had substantially completed renovating and testing its mission-critical mainframe and PC-based applications by year-end 1998. The Bank actively participated in testing the significant loan and deposit systems.

Y2K related expense was $28,000 in 1999 and $23,000 in 1998. Management believes that future Y2K expenses will not be material to operations in the future.

================================================================================

Management's Discussion and Analysis

--------------------------------------------------------------------------------

Income Taxes

Income tax expense is based on amounts reported in the statements of income (after adjustments for non-taxable income and non-deductible expenses) and consists of taxes currently due plus deferred taxes on temporary differences in the recognition of income and expense for tax and financial statement purposes. The deferred tax assets and liabilities represent the future Federal income tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled.

The Company's deferred income tax benefits and liabilities are the result of temporary differences in loss carryforwards, provisions for loan losses, valuation reserves, depreciation, deferred income, and investment security discount accretion.

Net deferred income tax assets of $395,000, $409,000 and $411,000 at December 31, 1999, 1998, and 1997, respectively, are offset by a valuation allowance. Accordingly, no income tax expense or benefit was reported during 1999, 1998 or 1997.

Earning Assets

Average earning assets were $46.5 million during 1999, an increase of 7.9% over 1998. Average earning assets increased $12.5 million, or 41.0%, during 1998 to $43.1 million. Average earning assets increased $10.8 million to $30.6 million during 1997. Total average earning assets represented 89.2% of total average assets in 1999. This decreased from 90.0% of total average assets in 1998. The mix of average earning assets changed during 1999, 1998 and 1997 with a larger portion of the Bank's funds being invested in higher yielding loans. For 1999, average net loans represented 61.2% of average assets. This is a significant increase from 53.1% in 1998. Average investment securities decreased to 25.9% of total average assets during 1999. This number was down from 28.3% in 1998 and 35.3% in 1997. Average noninterest earning assets increased to $5.7 million from $4.8 million in 1998 and $4.1 million in 1997.

A summary of average assets is shown in the following table.

                         Average Asset Mix (thousands)

                                             Years Ended December 31,
                            -------------------------------------------------------
                                 1999                1998                1997
                            ----------------   ----------------   -----------------
                            Average            Average            Average
                            Balance  Percent   Balance  Percent   Balance   Percent
                            -------  -------   -------  -------   -------   -------
Earnings assets:
 Loans, net                 $31,950    61.19%  $25,454    53.14%  $17,652    50.90%
 Investment securities       13,515    25.88    13,563    28.31    12,242    35.30
 Federal funds sold           1,080     2.08     4,112     8.58       691     1.99
                            -------   ------   -------   ------   -------   ------
 Total earning assets        46,545    89.15    43,129    90.03    30,585    88.19
                            -------   ------   -------   ------   -------   ------

Nonearning assets:
 Cash and due from banks      3,294     6.31     2,447     5.11     2,106     6.07
 Premises and equipment       1,957     3.75     1,897     3.96     1,556     4.49
 Other assets                   416      .79       431      .90       430     1.25
                            -------   ------   -------   ------   -------   ------
 Total nonearning assets      5,667    10.85     4,775     9.97     4,092    11.81
                            -------   ------   -------   ------   -------   ------
 Total assets               $52,212   100.00%  $47,904   100.00%  $34,677   100.00%
                            =======   ======   =======   ======   =======   ======

================================================================================

Management's Discussion and Analysis

--------------------------------------------------------------------------------

Loans

The Bank makes both consumer and commercial loans to borrowers in all neighborhoods within its market area, including the low- and moderate-income areas. The Bank's market area is generally defined to be all or portions of the Pulaski, Giles, Wythe, Montgomery and Bland Counties of Virginia and the City of Radford, Virginia. The Bank emphasizes consumer based installment loans, commercial loans to small and medium sized businesses and real estate loans.

Net loans consist of total loans less unearned income and the allowance for loan losses. Average net loans increased 25.5% to $32.0 million in 1999 and 44.2% to $25.5 million during 1998. This was the fifth consecutive year of loan growth. Average net loans increased to $17.7 million during 1997. The increase in average net loans outstanding during the past years is due to the efforts of the Bank's management, increases in loan demand and to the Bank's growing reputation in the community.

A significant portion of the loan portfolio, $14.9 million or 46.3%, is made up of loans secured by various types of real estate. Total loans secured by one to four family residential properties represented 42.5% and 38.0% of total loans at the end of 1999 and 1998, respectively. During 1999, the Bank experienced a decline in loans for commercial and business purposes. These loans decreased 7.3% during 1999 to a total of $12.6 million, or 39.2% of total loans outstanding compared to a total of $13.6 million or 43.0% at the end of 1998.

The amounts of loans outstanding by type at December 31, 1999 and 1998 are shown in the following table.

                       Loan Portfolio Summary (thousands)

                                                         December 31,
                                                             1999         December 31, 1998
                                                       ----------------  ------------------
                                                        Amount      %      Amount      %
                                                       -------   ------   --------  -------
Construction and
 development                                           $   567     1.77%  $    732     2.32%
Farmland                                                    76      .25         51      .16
1-4 family residential                                  13,582    42.45     12,006    38.03
Multifamily residential                                      -                   -
Nonfarm, nonresidential                                    628     1.96        254      .80
                                                       -------   ------   --------  -------
     Total real estate                                  14,853    46.43     13,043    41.31
Agricultural                                                74      .23        105      .33
Commercial and industrial                               12,562    39.27     13,558    42.92
Credit cards and other revolving credit                    458     1.43        459     1.45
Other consumer                                           3,970    12.41      4,230    13.40
State and political subdivisions                            69      .21        170      .54
Other                                                        6      .02          4      .02
                                                       -------   ------   --------  -------
     Total                                             $31,992   100.00%  $ 31,569  100.00%
                                                       =======   ======   ========  =======

================================================================================

Management's Discussion and Analysis

--------------------------------------------------------------------------------

The maturity distribution of variable and fixed rate loans as of December 31, 1999 are set forth in the following table.

                     Maturity Schedule of Loans (thousands)

                                                      December 31, 1999
                                       ------------------------------------------------
                                        Commercial
                                       Financial and   Real                 Total
                                                                       ----------------
                                        Agriculture   Estate   Others  Amount      %
                                       -------------  -------  ------  -------  -------
Fixed rate loans:
 Three months or less                        $   395  $    59  $  274  $   728    2.27%
 Over three months to twelve months              584      726     674    1,984    6.20
 Over one year to five years                   1,612    1,075   3,074    5,761   18.01
 Over five years                                 337      126     323      786    2.46
                                             -------  -------  ------  -------  ------
     Total fixed rate loans                    2,928    1,986   4,345    9,259   28.94
                                             -------  -------  ------  -------  ------

Variable rate loans:
 Three months or less                          2,765      813      78    3,656   11.43
 Over three months to twelve months              382      675      70    1,127    3.52
 Over one year to five years                   6,561   11,379      10   17,950   56.11
 Over five years                                   -        -       -        -       -
                                             -------  -------  ------  -------  ------
 Total variable rate loans                     9,708   12,867     158   22,733   71.06
                                             -------  -------  ------  -------  ------

Total loans:
 Three months or less                          3,160      872     352    4,384   13.70
 Over three months to twelve months              966    1,401     744    3,111    9.72
 Over one to five years                        8,173   12,454   3,084   23,711   74.12
 Over five years                                 337      126     323      786    2.46
                                             -------  -------  ------  -------  ------
     Total loans                             $12,636  $14,853  $4,503  $31,992  100.00%
                                             =======  =======  ======  =======  ======

Investment Securities

The Bank uses its investment portfolio to provide liquidity for unexpected deposit decreases, to fund loans, to meet the Bank's interest rate sensitivity goals, and to generate income.

Securities are classified as securities held to maturity when management has the intent and the Company has the ability at the time of purchase to hold the securities to maturity. Securities held to maturity are carried at cost adjusted for amortization or premiums and accretion of discounts. Securities to be held for indefinite periods of time are classified as securities available for sale. Unrealized gains and losses on securities available for sale are recognized as direct increases or decreases in shareholders' equity. Securities available for sale include securities that may be sold in response to changes in market interest rates, changes in the security's prepayment risk, increases in loan demand, general liquidity needs and other similar factors. The entire securities portfolio is classified as available for sale.

Management of the investment portfolio has always been conservative with virtually all investments taking the form of purchases of U.S. Treasury, U.S. Government agency and State and local bond issues. Management views the investment portfolio as a source of income, and purchases securities with that in mind. However, adjustments are necessary in the portfolio to provide an adequate source of liquidity which can be used to meet funding requirements for loan demand and deposit fluctuations and to control interest rate risk. Therefore, management may sell certain securities prior to their maturity.

The table on the following page presents the investment portfolio at December 31, 1999 by major types of investments and maturity ranges. Maturities may differ from scheduled maturities in mortgage-backed securities because the mortgages underlying the securities may be called or repaid prior to the scheduled maturity date. Maturities on all other securities are based on the contractual maturity.

                       Investment Securities (thousands)

                                                                 December 31, 1999
                                    ----------------------------------------------------------------------------

================================================================================

Management's Discussion and Analysis

-------------------------------------------------------------------------------


                                                   Amortized Cost Due
                                    ------------------------------------------
                                                 After One  After Five   After
                                    In One Yr.    Through    Through      Ten       Equity                Fair
                                     or Less     Five Yrs.   Ten Yrs.    Years    Securities    Total     Value
                                    ----------   ---------  ----------   ------   ----------   -------   -------
U.S. Treasury                           $   98      $    -      $    -   $    -        $   -   $    98   $    98
U. S. Government agencies                4,655       1,003       6,274        -            -    11,932    11,514
State and political subdivisions           200           -           -        -            -       200       199
Mortgage-backed securities                   -           -         993    1,134            -     2,127     2,059
Equity securities                            -           -           -        -          318       318       318
                                        ------   ---------      ------   ------        -----   -------   -------
     Total                              $4,953      $1,003      $7,267   $1,134        $ 318   $14,675   $14,188
                                        ======   =========      ======   ======        =====   =======   =======

Weighted average yields:

U.S. Treasury                             5.28%          -%          -%       -%                  5.28%
U.S. Government agencies                  5.70        5.89        5.90        -                   5.83
State and political subdivisions          6.38           -           -        -                   6.38
Mortgage-backed                              -           -        6.28     6.01                   6.14
                                        ------   ---------      ------   ------                -------
     Consolidated                         5.72%       5.89%       5.95%    6.01%                  5.88%
                                        ======   =========      ======   ======                =======

The rising interest rate environment in 1999 caused the average yield on the investment portfolio to increase to 6.2% from 5.9% in 1998. At December 31, 1999, the market value of the investment portfolio was $14.2 million, representing depreciation of $486,000 below amortized cost. This compared to a market value of $16.4 million and a depreciation of $10,000 below amortized cost a year earlier.

Federal Funds Sold

Federal funds represent the most liquid portion of the Bank's invested funds and generally the lowest yielding portion of earning assets. Management has made an effort to maintain Federal funds at the lowest level possible consistent with prudent interest rate risk management strategies and liquidity needs.

Average Federal funds sold were $1.1 million in 1999, a decrease of $3.0 million or 73.7% from 1998. Average Federal funds sold were $4.1 million in 1998, an increase of $3.4 million over the 1997 average. Average Federal funds sold totaled $691,000 in 1997. Average Federal funds sold were 2.1%, 5.3% and 2.0% of total average interest-earning assets in 1999, 1998 and 1997, respectively.

Deposits

The Bank relies on deposits generated in its market area to provide the majority of funds needed to support lending activities and for investments in liquid assets. More specifically, core deposits (total deposits less time deposits in denominations of $100,000 or more) are the primary funding source.

The Bank's balance sheet growth is largely determined by the availability of deposits in its markets, the cost of attracting the deposits, and the prospects of profitably utilizing the available deposits by increasing the loan or investment portfolios. Market conditions have resulted in depositors shopping for better deposit rates more than in the past. An increased customer awareness of interest rates adds to the importance of rate management. The Bank's management must continuously monitor market pricing, competitor's rates, and internal interest rate spreads to maintain the Bank's growth and profitability. The Bank attempts to structure rates so as to promote deposit and asset growth while at the same time increasing the overall profitability of the Bank.

===============================================================================

Management's Discussion and Analysis

-------------------------------------------------------------------------------

Average total deposits were $45.6 million in 1999 which represents an increase of 9.2% over 1998. Average total deposits were $41.7 million during 1998, an increase of 34.3% over 1997. Average total deposits for the year ended December 31, 1997 amounted to $31.1 million which was an increase of $11.3 million, or 56.9%. Average core deposits totaled $41.3 million in 1999 and $37.2 million in 1998, an increase of $4.1 million, or 11.0%. The percentage of the Bank's average deposits that are interest-bearing decreased to 87.5% from 92.5% in 1998. Average demand deposits which earn no interest increased $2.6 million to $5.7 million in 1999 as compared to 1998.

The average certificates of deposit issued in denominations of $100,000 or more decreased to $4.2 million in 1999 from $4.5 million in 1998. Average certificates of deposit issued in denominations of $100,000 or more as a percentage of total average deposits were 9.3%, 10.8% and 18.5% for the years ended December 31, 1999, 1998 and 1997, respectively.

Large municipal deposits from local governments were $13.4 million and $12.5 million at December 31, 1999 and 1998, respectively. Management believes that the Bank is paying market rates for these deposits. Management's strategy has been to support loan and investment growth with core deposits and not to aggressively solicit the more volatile, large denomination certificates of deposit. Large denomination certificates of deposit and large municipal deposits are particularly sensitive to changes in interest rates. Management considers these deposits to be volatile and invests these funds in order to minimize liquidity and interest rate risks.

Average deposits for the three years ended December 31, 1999, 1998 and 1997 are summarized in the following table.

                            Deposit Mix (thousands)

                                                                          Years Ended December 31,
                                                          ------------------------------------------------------
                                                                1999               1998              1997
                                                          ----------------  -----------------  -----------------
                                                          Average           Average            Average
                                                          Balance  Percent  Balance   Percent  Balance   Percent
                                                          -------  -------  --------  -------  -------   -------
Interest-bearing deposits:
  Now accounts                                            $11,052    24.27%  $12,890    30.90%  $ 8,094    26.06%
  Money market                                              4,543     9.97     3,393     8.13     1,805     5.81
  Savings                                                   2,871     6.30     2,425     5.81     1,696     5.46
  Small denomination certificates                          17,140    37.63    15,379    36.88    10,817    34.83
  Large denomination certificates                           4,230     9.29     4,508    10.81     5,736    18.47
                                                          -------  -------  --------  -------  --------  -------
     Total interest bearing deposits                       39,836    87.46    38,595    92.53    28,148    90.63

Noninterest bearing deposits:
 Demand deposits                                            5,711    12.54     3,117     7.47     2,909     9.37
                                                          -------  -------  --------  -------  --------  -------
     Total deposits                                       $45,547   100.00%  $41,712   100.00%  $31,057   100.00%
                                                          =======  =======  ========  =======  ========  =======

The following table provides maturity information relating to time deposits of $100,000 or more at December 31, 1999 and 1998.

                   Large Time Deposit Maturities, (thousands)

                                                         1999      1998
                                                       --------  --------

Remaining maturity of three months or less             $  1,821  $  2,054
Remaining maturity over three through twelve months       1,017     1,241
Remaining maturity over twelve months                     1,203     1,788
                                                       --------  --------
           Total time deposits of $100,000 or more     $  4,041  $  5,083
                                                       ========  ========

================================================================================

Management's Discussion and Analysis

-------------------------------------------------------------------------------

Other Borrowed Funds

Other borrowed funds consist of a mortgage loan of $127,000 and $133,000 at December 31, 1999 and 1998, respectively. The average balance for 1999 was $129,000. Interest expense was $7,000 for a cost of funds of 5.4% in both years.

The Bank had no short-term debt at December 31, 1999. The average balance of Federal funds purchased was $146,000 in 1999. There were no Federal funds purchased in 1998. The related interest expense on these borrowings was $11,000 for a cost of funds of 6.5% in 1999.

Capital Adequacy

Regulatory guidelines relating to capital adequacy provide minimum risk-based ratios which assess capital adequacy while encompassing all credit risks, including those related to off-balance sheet activities. Capital ratios under these guidelines are computed by weighing the relative risk of each asset category to derive risk-adjusted assets. The risk-based capital guidelines require minimum ratios of core (Tier I) capital (common stockholders' equity and qualifying preferred stockholders' equity, less intangible assets) to risk-weighted assets of 4.0% and total regulatory capital (core capital plus allowance for loan losses up to 1.25% of risk-weighted assets and qualifying subordinated debt) to risk-weighted assets of 8.0%. See "Supervision and Regulation."

In addition, a minimum leverage ratio of average Tier I capital to average total assets for the previous quarter, ranging from 3% to 5%, is required by federal bank regulators subject to the regulator's evaluation of the Bank's overall safety and soundness. As of December 31, 1999, the Bank had a ratio of year-end Tier I capital to average total assets for the fourth quarter of 7.9%. The Bank exceeds all required regulatory capital ratios and is considered well capitalized.

Shareholders' equity was $5.8 million at year-end 1999 which was a decrease of $447,000 from 1998. This decrease was due to a decline in the market value of investment securities. Equity was $6.2 million at December 31, 1998, a 100% increase from the 1997 year-end total of $3.1 million. The increase in 1998 was a result of the sale of 380,000 shares of common stock at $9 per share. Average shareholders' equity as a percentage of average total assets was 11.5% in 1999 and 12.4% in 1998.

At December 31, 1999 the Bank had a ratio of Tier I capital to risk-weighted assets of 13.1% and a ratio of total regulatory capital to risk-weighted assets of 14.1%, well above the regulatory minimum of 4.0% and 8.0%, respectively.

The Bank's analysis of capital for the quarters December 31, 1999 and 1998 is presented in the following table.

                        Risk-Based Capital, (thousands)

                                                                 1999        1998
                                                                -------     -------
Tier I capital                                                  $ 3,961     $ 3,181
Qualifying allowance for loan losses/1/                             314         365
                                                                -------     -------
     Total regulatory capital                                   $ 4,275     $ 3,546
                                                                =======     =======

      Total risk-weighted assets                                $30,336     $31,404
                                                                =======     =======
Tier I as a percent of risk-weighted assets                       13.06%      10.13%
Total Tier II capital as a percent of risk-weighted assets        14.09%      11.29%
Leverage ratio/2/                                                  7.89%       6.14%

_____________________
  /1/ Limited to 1.25% of risk-weighted assets.
  /2/ Period end Tier I capital to adjusted average assets per quarter.

===============================================================================

Management's Discussion and Analysis

-------------------------------------------------------------------------------

Common Stock Outstanding

At December 31, 1997 the Company had 546,399 shares of common stock outstanding. During 1997 the Company filed for, and received approval from the SEC for a secondary stock offering of common stock at a price of $9 per share. The stock sale began on December 10, 1997 and closed February 10, 1998 after the sale of 380,000 shares for net proceeds of approximately $3.1 million. Management used the proceeds for general purposes and to finance growth. There were 926,399 common shares outstanding at December 31, 1999 and 1998. These shares are held by approximately 1,000 shareholders of record.

Nonperforming and Problem Assets

Certain credit risks are inherent in making loans, particularly commercial and consumer loans. Management prudently assesses these risks and attempts to manage them effectively. The Bank also attempts to reduce repayment risks by adhering to internal credit policies and procedures. These policies and procedures include officer and customer limits, periodic loan documentation review and follow up on exceptions to credit policies.

The allowance for loan losses is maintained at a level adequate to absorb probable losses. Some of the factors which management considers in determining the appropriate level of the allowance for credit losses are: past loss experience, an evaluation of the current loan portfolio, identified loan problems, the loan volume outstanding, the present and expected economic conditions in general, regulatory policies, and in particular, how such conditions relate to the market areas that the Bank serves. Bank regulators also periodically review the Bank's loans and other assets to assess their quality. Loans deemed uncollectible are charged to the allowance. Provisions for loan losses and recoveries on loans previously charged off are added to the allowance.

The accrual of interest on loans is discontinued on a loan when, in the opinion of management, there is an indication that the borrower may be unable to meet payments as they become due. Upon such discontinuance, all unpaid accrued interest is reversed.

The provision for loan losses, net charge-offs and the activity in the allowance for loan losses is detailed in the following table.

                     Allowance for Loan Losses (thousands)

                                                      December 31,
                                              ---------------------------
                                                1999      1998      1997
                                              -------   -------   -------
Allowance for loan losses, beginning          $   373   $   270   $   155
Provision for loan losses, added                  173       166       186
                                              -------   -------   -------
                                                  546       436       341

Loans charged off                                (224)      (64)      (83)
Recoveries of loans previously charged off          -         1        12
                                              -------   -------   -------
     Net charge-offs                             (224)      (63)      (71)
                                              -------   -------   -------
     Allowance for loan losses, ending        $   322   $   373   $   270
                                              =======   =======   =======

The loan portfolio also included loans to various borrowers (watch loans) at period-end for which management had concerns about the ability of the borrowers to continue to comply with present loan repayment terms, and which could result in some or all of these loans being uncollectible. Management monitors these loans carefully and has provided for these loans in the allowance for loan losses.

Management realizes that general economic trends greatly affect loan losses and no assurances can be made about future losses. Management does, however, consider the allowance for loan losses to be adequate at December 31, 1999 and
1998.   The allocation of the reserve for loan losses is shown in the following table.

            Allocation of the Allowance for Loan Losses (thousands)

===============================================================================

Management's Discussion and Analysis

-------------------------------------------------------------------------------

                                                                             December 31,
                                               ---------------------------------------------------------------------
                                                     1999                      1998                        1997
                                               -------------------     --------------------     --------------------
Balance at end of period applicable to:        Amount   Percent/1/     Amount    Percent/1/     Amount    Percent/1/
--------------------------------------         ------   ----------     ------    ----------     ------    ----------
Commercial, financial and agricultural         $  168   $    39.50%    $  222         43.28%    $   80         37.43
Real estate, construction                           -         1.77          -          2.32          -          2.79
Real estate, mortgage                              71        44.66         63         38.03        103         36.87
Installment loans to individuals, other            83        14.07         88         16.37         87         22.91
                                               ------   ----------     ------    ----------     ------    ----------
     Total                                     $  322   $   100.00%    $  373        100.00%    $  270        100.00%
                                               ======   ==========     ======    ==========     ======    ==========

________________
       1 Percent of loans in each category to total loans.

Nonperforming Assets at December 31, 1999 and 1998 are analyzed in the table below.

                       Nonperforming Assets (thousands)

                                                            December 31,
                                                     -------------------------
                                                       1999     1998     1997
                                                     -------  -------  -------

Nonaccrual loans                                     $   127  $   330  $     -
Restructured loans                                         -        -        -
Foreclosed and in-substance foreclosed properties         24        1       36
                                                     -------  -------  -------
                                                     $   151  $   331  $    36
                                                     =======  =======  =======

Nonperforming assets were .5% and 1.1% of gross loans outstanding at year-end 1999 and 1998, respectively. In addition to the nonperforming assets, loans which were past due 90 days or more amounted to $86,000 at December 31, 1998. There were no loans past due 90 days or more at December 31, 1999 or 1997. Net loan charge-offs as a percentage of average loans were .7%, .2%, and .4% in 1999, 1998 and 1997, respectively. The allowance for loan losses was $322,000, $373,000 and $270,000 at December 31, 1999, 1998 and 1997, respectively, or 1.0%
of gross loans at December 31, 1999 and 1.2% for December 31, 1998 and 1997.

Liquidity and Sensitivity

The principal goals of the Bank's asset and liability management strategy are the maintenance of adequate liquidity and the management of interest rate risk. Liquidity is the ability to convert assets to cash in order to fund depositors' withdrawals or borrowers' loans without significant loss. Interest rate risk management balances the effects of interest rate changes on assets that earn interest against liabilities on which interest is paid, to protect the Bank from wide fluctuations in its net interest income which could result from interest rate changes.

Management must insure that adequate funds are available at all times to meet the needs of its customers. On the asset side of the balance sheet, maturing investments, loan payments, maturing loans, federal funds sold, and unpledged investment securities are principal sources of liquidity. On the liability side of the balance sheet, liquidity sources include core deposits, the ability to increase large denomination certificates, Federal funds lines from correspondent banks, borrowings from the Federal Reserve Bank, as well as the ability to generate funds through the issuance of long-term debt and equity.

================================================================================

Managements's Discussion and Analysis

--------------------------------------------------------------------------------

Interest rate risk is the effect that changes in interest rates would have on interest income and interest expense as interest-sensitive assets and interest-sensitive liabilities either reprice or mature. Management attempts to maintain the portfolios of earning assets and interest-bearing liabilities with maturities or repricing opportunities at levels that will afford protection from erosion of net interest margin, to the extent practical, from changes in interest rates.

The table below shows the sensitivity of the Bank's balance sheet at the dates indicated, but is not necessarily indicative of the position on other dates.

                                                   Interest Rate Sensitivity

                                                       December 31, 1999
                                                       Maturities/Repricing
                                       ------------------------------------------------
                                         1-3        4-12     13-60     Over 60
                                        Months     Months    Months    Months     Total
                                       --------   --------   -------   -------   -------
Earning assets:
 Loans                                 $  4,384   $  3,111   $23,711    $  786   $31,992
 Investments                              4,722        549     1,003     8,401    14,675
 Federal Funds Sold                         760          -         -         -       760
                                       --------   --------   -------    ------   -------
  Total                                   9,866      3,660    24,714     9,187    47,427
                                       --------   --------   -------    ------   -------

Interest-bearing liabilities:
 Now accounts                            13,131          -         -         -    19,533
 Money market                             6,805          -         -         -     6,805
 Certificates of deposit                  4,973      7,807     6,753         -    19,533
 Other borrowed funds                         2          4        30        91       127
                                       --------   --------   -------    ------   -------
     Total                               24,911      7,811     6,783        91    39,596
                                       --------   --------   -------    ------   -------
Interest rate gap                      $(15,045)  $ (4,151)  $17,931    $9,096   $ 7,831
                                       ========   ========   =======    ======   =======

Cumulative interest sensitivity gap    $(15,045)  $(19,196)  $(1,265)   $7,831

Ratio of sensitivity gap to total
 earnings assets                         (31.72)%    (8.75)%   37.81%    19.18%    16.51%
Cumulative ratio of sensitivity gap
 to total earnings assets                (31.72)%   (40.47)%   (2.66)%   16.51%

At December 31, 1999, the Company was cumulatively asset-sensitive (earning assets subject to interest rate changes exceeded interest-bearing liabilities subject to changes in interest rates). NOW, savings and money market account repricing within three months were $19.9 million, which historically have not been as interest-sensitive as other types of interest-bearing deposits. Removing the impact of NOW and money market accounts, the Bank is asset sensitive in the three month or less time period, with the four to twelve months time period being liability-sensitive, the thirteen to sixty months time period being asset-sensitive and the over sixty months time period being asset-sensitive.

Certificates of deposit in denominations of $100,000 or more and large municipal deposits are especially susceptible to interest rate changes. These deposits are matched with short-term investments. Matching sensitive positions alone does not ensure that the Bank has no interest rate risk. The repricing characteristics of assets are different from the repricing characteristics of funding sources. Thus, net interest income can be impacted by changes in interest rates even if the repricing opportunities of assets and liabilities are perfectly matched.

================================================================================

Managements's Discussion and Analysis

--------------------------------------------------------------------------------

Effects of Inflation

Interest rates are affected by inflation, but the timing and magnitude of the changes may not coincide with changes in the consumer price index. Management actively monitors the Bank's interest rate sensitivity in order to minimize the effects of inflationary trends on the Bank's operations. Other areas of non-interest expenses may be more directly affected by inflation.

Selected Financial Data

The following table summarizes selected financial data considered to be significant indicators of the Bank's operating results and financial condition for the periods indicated.


                                                        Selected Financial Data
                                            1999                 1998              1997
                                        ------------         ------------      ------------
Summary of Operations

  Interest income                             $ 3,648            $ 3,341            $ 2,454
  Interest expense                              1,831              1,813              1,371
                                               ------            -------            -------
              Net interest income               1,817              1,528              1,083

  Provision for credit losses                     173                166                186
  Other income                                    265                275                153
  Other expense                                 1,880              1,613              1,297
  Income taxes                                      -                  -                  -
                                              -------            -------            -------
              Net income                      $    29            $    24            $  (247)
                                              =======            =======            =======

Per Share Data

  Basic earnings per share                    $   .03            $   .03            $  (.45)
  Diluted earnings per share                      .03                .03               (.45)
  Book value                                     6.25               6.74               5.69

Average Balance Sheet Summary

    Loans, net                                $31,950            $25,454            $17,652
    Securities                                 13,515             13,563             12,242
    Total assets                               52,212             47,904             34,677
    Deposits                                   45,547             41,712             31,057
    Shareholders' equity                        6,016              5,951              3,190

Selected Ratios

    Average equity to average assets            11.52%             12.42%              9.20%
    Return on average assets                      .06%               .06%              (.71)%
    Return on average equity                      .48%               .40%             (7.75)%

================================================================================

Board of Directors and Officers

--------------------------------------------------------------------------------


                              Board of Directors
                              ------------------

Sybil S. Atkinson....................................  Mediaid of America, Inc.

Jack W. Bowling......................................  H.T. Bowling, Incorporated

Jackson M. Bruce.....................................  Gilmer, Sadler, Ingram, Sutherland & Hutton

Randolph V. Chrisley.................................  Pulaski Furniture Corporation

Hiawatha Nicely, Jr..................................  New Century Consultants, Inc.

A. Carole Pratt......................................  Pratt & Mansell, DDS

David W. Ratcliff, Jr................................  Alliant TechSystems, Inc.

Nathaniel R. Tuck....................................  Tuck Clinic of Chiropractic, P.C.

J. David Wine........................................  Advanced Health Services, Inc.



                                   Officers
                                   --------



Phillip M. Baker.....................................  Acting President & CEO

Deborah Boyd.........................................  Loan Officer

Layne E. Burcham.....................................  Loan Officer

Michael D. Ware......................................  Loan/Compliance Officer

Jackie Reichner......................................  Chief Operating Officer

================================================================================

Stockholder Information

================================================================================

--------------------------------------------------------------------------------

Annual Meeting
--------------

The annual meeting of stockholders will be held at 10:00 a.m. on April 13, 2000 in the Training Room at Community National Bank, 900 Memorial Drive, Pulaski, Virginia.


                            ----------------------


Requests for Information
------------------------

Requests for information should be directed to Phillip Baker, Acting President & CEO, at Community National Bank, Post Office Box 1060, Pulaski, Virginia, 24301; Telephone (540) 994-0831. A copy of the Company's Form 10-KSB for 1999 will be furnished, without charge, after March 31, 2000 upon written request and is available on the internet at http://www.sec.gov.


                            ----------------------


Common Stock Market Information               Stock Transfer Agent
-------------------------------               --------------------

Davenport & Company, LLC                      First Citizens Bank & Trust
101 South Jefferson Street                    Post Office Box 29522
Roanoke, Virginia 24011                       Raleigh, North Carolina 27626


                            ----------------------


Independent Auditors                                   Legal Counsel
--------------------                                   -------------

Larrowe & Company, PLC                                 Mays & Valentine
 Certified Public Accountants and Consultants          NationsBank Center
Post Office Box 2108                                   Post Office Box 1122
Galax, Virginia  24333                                 Richmond, Virginia
                                                       23208-1122


                            -----------------------

Main Office              Downtown Office             ATM
-----------              ---------------             ---
900 Memorial Drive      202 N. Washington Ave.       New River Community College
Pulaski, Virginia       Pulaski, Virginia            Martin Hall
                                                     Dublin, Virginia

                                                     Pulaski Community Hospital
                                                     Pulaski, Virginia